SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)

EDGETECH INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $.001par value

(Title of Class of Securities)

233916-20-4

(CUSIP Number)

Suneet Tuli, President

Datawind Net Access Corporation

555 Rene Levesque West, #1130

Montreal, Quebec, Canada H2Z 1B1

(877) 878-3282

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

_________________________________

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233916-20-4	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Datawind Net Access Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 5,250,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 5,250,000
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 233916-20-4	13D	Page 3 of 5 Pages

Item 1.

Security and Issuer

Common Stock

Edgetech International, Inc.

950 North Federal Highway, Suite 302

Pompano Beach, Florida 33062

Item 2.

Identity and Background

(a)

Name of Reporting Person: Datawind Net Access Corporation

(b)

State of organization: Delaware

(c)

Principal business: Development, manufacture and sale of the PockSurfer, a handheld wireless internet access device.

(d)

Address of the Reporting Person’s principal office: 555 Rene Levesque West, #1130, Montreal, Quebec, Canada H2Z 1B1

(e)

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source or Amount of Funds or Other Consideration

The consideration used in acquiring the subject securities were 5,000,000 shares of the restricted common stock of EGTH, Inc., a Florida corporation (“EGTH”). The transaction in which the subject securities were acquired was pursuant to a share exchange agreement (governed by the laws of the State of Florida without regard to choice or conflict of law principles) by and between the Issuer, EGTH and the shareholders of EGTH whereby, on April 20, 2006, the EGTH shareholders acquired, on a 1.05: 1 basis, 52,500,000 shares of the restricted common stock of the Issuer, representing approximately 99.9% of the Issuer’s issued and outstanding shares of common stock (immediately post such share exchange) in consideration for their 50,000,000 shares of EGTH.

Item 4.

Purpose of the Transaction

The purpose of the acquisition was for the shareholders of EGTH to acquire a majority interest in the issued and outstanding shares of the common stock of the Issuer in order that the business of EGTH may be conducted through a parent company of EGTH that is itself a public corporation.

The Reporting Person does not currently have any plans or proposals which relate to or would result in:

(a)

The acquisition by any person or additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)

Any change in the present board of directors or management of the Issuer, including any plans or proposal to change the number or term of directors or to fill any existing vacancies on the board;

(e)

Any material change in the present capitalization or dividend policy of the Issuer;

CUSIP No. 233916-20-4	13D	Page 4 of 5 Pages

(f)

Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)

Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12 (g)(4) of the Act; or

(j)

Any action similar to any of those enumerated above.

Item 5.

Interest in Securities of the Issuer

(a)

The Reporting Person beneficially owns 5,250,000shares of the Issuer’s common stock representing approximately 9.9%of the Issuer’s currently issued and outstanding shares of common stock;

(b)

The Reporting Person has sole power to vote or to direct the vote as to all of the 5,250,000 shares referenced in paragraph (a) of this Item 5 and sole power to dispose or to direct the disposition of all of such shares; the Reporting Person does not share power to vote or to direct the vote or to dispose or to direct the disposition of any of such shares;

(c)

As to any transactions in the class of securities reported on that were effected during the past sixty days by the person named in response to paragraph (a) above, see Item 3 above.

Item 6.

Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer (including securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities), including but not limited to transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding or proxies.

Item 7.

Material to be filed as Exhibits

Not applicable.

CUSIP No. 233916-20-4	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2006

Datawind Net Access Corporation

By:	/s/Suneet Tuli
Suneet Tuli, President